Mail Stop 4561

June 18, 2008

Hasmik Yaghobyan
Chief Financial Officer and Director
Ventura Assets Limited
2241 Flintridge Drive
Glendale, CA 91206

> **Re:** **Ventura Assets Limited**
>   **Amendment No. 1 to Registration Statement on Form 10**
>   **Filed June 13, 2008**
>   **File No. 000-53186**

Dear Ms. Yaghobyan:

We have reviewed your amended filing and have the following comment. Because your filing will go effective by operation of law on June 21, 2008, you should withdraw the filing by June 20, 2008 if you cannot amend your filing in response to our comment by that date.

Form 10

Audited Financial Statements of Ventura Assets, Ltd.

General

1. We note your response to comment one of our letter dated May 19, 2008. Please revise your Statement of Operations and Statement of Cash Flows to include information for the three months ended March 31, 2007 as well as cumulative information from your company's inception through March 31, 2008. See the introductory paragraph and paragraph (b)(6) of Item 8-03 of Regulation S-X. Also, it appears that you have not made any changes to the footnotes to your financial statements. Please confirm that inclusion of first quarter 2008 financial information in your financial statements does not require any new or revised footnote disclosure. See Item 8-03(b)(1) of Regulation S-X.

*   *   *   *   *

As appropriate, please amend your document in response to these comments. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Matthew Crispino at (202) 551-3456 with any questions. If you require further assistance you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief